UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-102]

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Jive Software, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

47760A108

(CUSIP Number)

Francisco Partners IV, L.P.

Francisco Partners IV-A, L.P.

Francisco Partners GP IV, L.P.

Francisco Partners GP IV Management Limited

c/o Francisco Partners

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

Telephone: (415) 418-2900

with copies to:

Michael J. Kennedy, Esq.

Jeffrey C. Wolf, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47760A108

1.	Names of reporting persons. Francisco Partners IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC, BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,810,398
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,810,398
11.	Aggregate amount beneficially owned by each reporting person 3,810,398
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 47760A108

1.	Names of reporting persons. Francisco Partners IV-A, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC, BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,909,887
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,909,887
11.	Aggregate amount beneficially owned by each reporting person 1,909,887
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 47760A108

1.	Names of reporting persons. Francisco Partners GP IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,720,285
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,720,285
11.	Aggregate amount beneficially owned by each reporting person 5,720,285
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 47760A108

1.	Names of reporting persons. Francisco Partners GP IV Management Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 5,720,285
	9.	Sole dispositive power
	10.	Shared dispositive power 5,720,285
11.	Aggregate amount beneficially owned by each reporting person 5,720,285
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.6%
14.	Type of reporting person (see instructions) PN

This Amendment No. 2 to Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Francisco Partners IV, L.P., a Cayman Islands exempted limited partnership (“FP IV”), (ii) Francisco Partners IV-A, L.P., a Cayman Islands exempted limited partnership (“FP IV-A”), (iii) Francisco Partners GP IV, L.P., a Cayman Islands exempted limited partnership (“FP GP IV”), and (iv) Francisco Partners GP IV Management Limited, a Cayman Islands exempted company (“FP GP Management” together with FP IV, FP IV-A and FP GP IV, “Francisco Partners”), to supplement and amend the Schedule 13D, as previously amended, filed on behalf of the Reporting Persons. Each item below restates and amends the information disclosed under the corresponding item of Schedule 13D, as previously amended. Capitalized terms defined in the Schedule 13D, as previously amended, are used herein with their defined meaning.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D, as previously amended, is hereby restated and amended in its entirety as follows:

In a series of transactions through and including October 15, 2015, the Reporting Persons acquired 5,720,285 Shares for approximately $28,252,742 in investment capital, excluding brokerage commissions and fees. The source of funds for this consideration was the available capital of Francisco Partners, which may, at any given time, include borrowings under a working capital line of credit with First Republic Bank or capital contributions from investors in the Francisco Partners funds, each in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D, as previously amended, is hereby restated and amended in its entirety as follows:

(a) The following disclosure assumes there are 75,545,716 Shares outstanding, which the Company represented in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 to be the number of Shares outstanding as of August 2, 2015.

As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

i.	FP IV beneficially owns 3,810,398 Shares, making it the beneficial owner of 5.0% of the Company’s Shares.

ii.	FP IV-A beneficially owns 1,909,887 Shares, making it the beneficial owner of 2.5% of the Company’s Shares.

iii.	FP GP IV beneficially owns 5,720,285 Shares, making it the beneficial owner of 7.6% of the Company’s Shares.

iv.	FP GP Management beneficially owns 5,720,285 Shares, making it the beneficial owner of 7.6% of the Company’s Shares.

(b) The table below sets forth for the Reporting Persons the number of Shares for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	FP IV	FP IV-A	FP GP IV	FP GP Management
Sole Power to Vote/Direct Vote	0	0	0	0
Shared Power to Vote/Direct Vote	3,810,398	1,909,887	5,720,285	5,720,285
Sole Power to Dispose/Direct Disposition	0	0	0	0
Shared Power to Dispose/Direct Disposition	3,810,398	1,909,887	5,720,285	5,720,285

(c) Schedule I annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein, Messrs. Deb, Ludwig, Golob, Perlman and Geeslin may also be deemed to share voting and dispositive power of the Shares beneficially owned by the Reporting Persons. Each of these individuals expressly disclaims such beneficial ownership.

The filing of this Amendment to Schedule 13D shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2015	FRANCISCO PARTNERS IV, L.P.

	By:	Francisco Partners GP IV, L.P., its General Partner
	By:	Francisco Partners GP IV Management Limited, its General Partner

	By:	/s/ Tom Ludwig
	Name:	Tom Ludwig
	Title:	Director

FRANCISCO PARTNERS IV-A, L.P.

	By:	Francisco Partners GP IV, L.P., its General Partner
	By:	Francisco Partners GP IV Management Limited, its General Partner

	By:	/s/ Tom Ludwig
	Name:	Tom Ludwig
	Title:	Director

FRANCISCO PARTNERS GP IV, L.P.

	By:	Francisco Partners GP IV Management Limited, its General Partner

	By:	/s/ Tom Ludwig
	Name:	Tom Ludwig
	Title:	Director

FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

	By:	/s/ Tom Ludwig
	Name:	Tom Ludwig
	Title:	Director

Schedule I

Transactions in the Shares During the Past 60 days

The following transactions were effected by Francisco Partners IV, L.P. in the Shares in the past 60 days:

Date	Numbers of Shares Purchased	Purchase Price per Share
8/17/2015	25,298	$4.10
8/18/2015	79,535	$4.09
8/19/2015	64,027	$4.09
8/20/2015	92,767	$4.08
8/21/2015	109,577	$4.05
8/24/2015	130,992	$4.09
8/25/2015	26,019	$4.15
8/26/2015	17,320	$4.20
8/27/2015	4,263	$4.30
8/31/2015	11,924	$4.50
9/1/2015	1,998	$4.48
9/3/2015	15,387	$4.59
9/4/2015	6,328	$4.60
9/8/2015	466	$4.60
9/9/2015	1,665	$4.70
9/10/2015	67,012	$4.66
9/11/2015	33,772	$4.69
9/14/2015	28,398	$4.70
9/15/2015	133	$4.70
9/16/2015	266	$4.70
9/18/2015	9,937	$4.70
9/21/2015	41,586	$4.71
9/22/2015	40,300	$4.67
9/23/2015	50,425	$4.71
9/24/2015	73,606	$4.67
9/25/2015	51,424	$4.67
9/28/2015	60,817	$4.70
9/29/2015	46,314	$4.67
9/30/2015	59,151	$4.69
10/1/2015	36,037	$4.69
10/2/2015	32,343	$4.74
10/5/2015	8,360	$4.75
10/7/2015	1,266	$4.76
10/14/2015	18,518	$4.79
10/15/2015	26,512	$4.77

The following transactions were effected by Francisco Partners IV-A, L.P. in the Shares in the past 60 days:

Date	Numbers of Shares Purchased	Purchase Price per Share
8/17/2015	12,680	$4.10
8/18/2015	39,865	$4.09
8/19/2015	32,093	$4.09
8/20/2015	46,497	$4.08
8/21/2015	54,923	$4.05
8/24/2015	65,658	$4.09
8/25/2015	13,041	$4.15
8/26/2015	8,681	$4.20
8/27/2015	2,137	$4.30
8/31/2015	5,976	$4.50
9/1/2015	1,002	$4.48
9/3/2015	7,713	$4.59
9/4/2015	3,172	$4.60
9/8/2015	234	$4.60
9/9/2015	835	$4.70
9/10/2015	33,588	$4.66
9/11/2015	16,928	$4.69
9/14/2015	14,234	$4.70
9/15/2015	67	$4.70
9/16/2015	134	$4.70
9/18/2015	4,980	$4.70
9/21/2015	20,844	$4.71
9/22/2015	20,200	$4.67
9/23/2015	25,275	$4.71
9/24/2015	36,894	$4.67
9/25/2015	25,776	$4.67
9/28/2015	30,484	$4.70
9/29/2015	23,214	$4.67
9/30/2015	29,649	$4.69
10/1/2015	18,063	$4.69
10/2/2015	16,211	$4.74
10/5/2015	4,190	$4.75
10/7/2015	634	$4.76
10/14/2015	9,282	$4.79
10/15/2015	13,288	$4.77